SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02040423

FORM 11-K

SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH, D.C. 155 SECTION

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

PROCESSED
JUL 11 2002
THOMSON
FINANCIAL

Commission file number **2-93530**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES System
174 Brush Hill Avenue
West Springfield, Massachusetts 01090-0010

Financial Statements

The following financial statements are filed as a part of this annual report:

(a) Financial Statements

1. Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2001 and 2000 and for the fiscal years ended December 31, 2001 and 2000, including the reports of Deloitte & Touche LLP and of Arthur Andersen LLP with respect thereto

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN

Date 6/26/02 By: Jean M. LaVecchia /s/ Jean M. LaVecchia
Jean M. LaVecchia
Vice President-Human Resources and Environmental Services
Northeast Utilities Service Company

EXHIBIT INDEX

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-44814 and 33-63023 of Northeast Utilities on Forms S-8 of our report dated June 15, 2002, appearing in this Annual Report on Form 11-K of the Northeast Utilities 401k Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 28, 2002

Deloitte
Touche
Tohmatsu

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation by reference in this Form 11-K of our report dated June 8, 2001 included in Registration Statement File No. 33-44814 and No. 33-63023. It should be noted that we have not audited any financial statements of Northeast Utilities or Northeast Utilities Service Company 401(k) Plan (Excluding Connecticut Yankee Atomic Power Company) subsequent to December 31, 2000 or performed any audit procedures subsequent to the date of our report.

Arthur Andersen LLP

Hartford, Connecticut
June 25, 2002

Northeast Utilities Service Company 401(k) Plan

Independent Auditors' Reports

Financial Statements
Years Ended December 31, 2001 and 2000

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Northeast Utilities Service Company
401(k) Plan
Berlin, Connecticut

We have audited the accompanying statement of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2002

Report of Independent Public Accountants

To the Plan Administrator of
Northeast Utilities Service Company
401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Hartford, Connecticut
June 8, 2001

Arthur Andersen LLP

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value except as noted:		
Registered investment companies	$ 459,836,875	$ 581,287,185
Contracts with insurance companies, at contract value	253,857,828	203,222,268
ESOP allocated Northeast Utilities common shares	96,505,518	137,163,320
ESOP unallocated Northeast Utilities common shares	77,492,365	119,845,756
Northeast Utilities Common Shares Fund	35,488,394	57,299,953
Loans receivable	13,209,754	13,727,839
Total assets	936,390,734	1,112,546,321
LIABILITIES:		
Notes payable to Northeast Utilities, long-term	89,248,653	101,160,344
NET ASSETS AVAILABLE FOR BENEFITS	$ 847,142,081	$1,011,385,977

See notes to financial statements.

Page 9 of 18

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Employee contributions (including rollover contributions)	$ 73,256,052	$ 46,163,919
Employer contributions	12,061,778	14,278,891
Total contributions	85,317,830	60,442,810
Interest and dividend income	33,898,319	69,633,343
Net depreciation in the fair value of investments	(192,078,543)	(49,402,944)
Total additions	(72,862,394)	80,673,209
DEDUCTIONS:		
Distributions to participants	(94,690,515)	(73,204,675)
Interest expense	(8,623,905)	(9,626,295)
Administrative expenses	(22,250)	(118,082)
Total deductions	(103,336,670)	(82,949,052)
TRANSFERS AND OTHER:		
Transfer from Yankee Energy System, Inc. 401(k) Plan (Note 6)	413,033	47,183,828
Transfers to NRG Energy, Inc. (Note 6)	-	(19,565,307)
ESOP loan reductions	11,914,320	11,796,460
Other	(372,185)	(547,308)
Total transfers	11,955,168	38,867,673
NET (DECREASE) INCREASE	(164,243,896)	36,591,830
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,011,385,977	974,794,147
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 847,142,081	$ 1,011,385,977

See notes to financial statements.

Page 10 of 18

1. PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401(k) Plan (the "Plan"), formerly known as the Northeast Utilities Service Company Supplemental Retirement and Savings Plan. Participants should refer to the Plan documents for a more complete description.

General - Northeast Utilities Service Company ("NUSCO"), on its behalf and that of other participating subsidiaries of Northeast Utilities (together, the "Company"), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis. The Plan is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The participants have the option to receive certain distributions in the form of cash or Northeast Utilities ("NU") common shares.

Under the Plan, employees may authorize salary reductions for contributions to the Plan, which are partially matched by a contribution from the Company. A portion of the Company's matching contributions is used to make payments on the notes payable (see Note 8). All contributions are made to Fidelity Management Trust Company, the Trustee. Except for amounts used to make payments on Employee Stock Ownership Plan ("ESOP") loans, contributions are invested according to individual employee discretion. Options available at December 31, 2001 and 2000 were NU common shares units (NU Common Shares Fund), units of participation in Fidelity Mutual Funds (Growth and Income Fund, Spartan U.S. Equity Index Fund, Growth Company Fund and Magellan Fund), a fixed income option with Aeltus Investment Management, Inc. ("Aeltus"), Pacific Investment Management Company ("PIMCO") and Aetna Life Insurance Company, the Morgan Stanley International Equity Fund, and the Frank Russell Global Balanced Fund. During 2000, Lord Abbett Development & Growth Fund was added to the Plan.

Participating companies of the Plan (the "Employers") are NUSCO, The Connecticut Light and Power Company, Public Service Company of New Hampshire, Select Energy, Inc., Western Massachusetts Electric Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Yankee Energy System, Inc., Yankee Gas Service Company, Yankee Energy Services Company, R.M. Services, Inc., Southbridge Power & Thermal, L.L.C. and HEC Inc. Select Energy New York, Inc. became a participating company and an ESOP employer in November, 2001.

ESOP Trust - Effective March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares. The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds of a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 8). Two-thirds of the employer matching contributions of all participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants' accounts in lieu of cash employer matching contributions. Participants may not direct the reinvestment of these shares except as may be required to meet Internal Revenue Code requirements.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which are two tax credit ESOPs for which the applicable tax credits had expired. Participants' accounts under the TRAESOP and PAYSOP are maintained as separate Participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid out in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares on the open market for the accounts of participants under the Plan, as the Treasurer of NUSCO directs. As dividends are used to make payments on either of these ESOP loans, ESOP shares are released for allocation to participants' accounts. Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.

Contributions - The company matches 100% of the first 3% of compensation contributed on a pre-tax basis for each NU bargaining and non-bargaining unit employee and for each Yankee non-bargaining unit employee with at least six months service (two-thirds of the Company matching contributions is in the form of allocated ESOP share). For Yankee bargaining unit employees, the Company matches 50% of the first 5% of compensation contributed on a pre-tax basis for each employee with at least one year of service (without ESOP shares). The maximum pre-tax employee contribution is the lesser of $10,500 or 16% of compensation. In addition, the Company may make discretionary contributions to the Plan. No discretionary contributions were made by the Company during the years ended December 31, 2001 and 2000, respectively.

Vesting - A participant is fully vested in his or her own contributions at all times. Effective April 1, 2000, participants were fully vested with respect to employer matching contributions, except that certain bargaining unit participants become fully vested with respect to employer matching contributions after five years of service according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1	20
2	40
3	60
4	80
5	100

A participant also becomes fully vested with respect to Company matching contributions upon attaining age 65, upon qualifying for early retirement, or in the event of death or total disability. The unvested portion of a participant's account, if any, is forfeited following termination of employment and the occurrence of certain specified events, subject to the reinstatement if the participant returns to active service within five years and repays the distribution of his vested account balance within five years. Forfeitures, which are used to reduce Company contributions, were immaterial for the years ended December 31, 2001 and 2000.

Benefits - Following termination of service, the vested accrued balance credited to the participant's account will be paid in a lump sum. Participants may take partial distributions under certain circumstances. In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant's share of the Company's contribution, the participant's contribution and the Plan's income. Allocations of income are based on a participant's account balance, as defined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications may have been made to the prior year financial statements to conform to the current year presentation. The following is a summary of the significant accounting policies used:

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investments - The NU Common Shares investments are carried at fair value based on the closing price on the New York Stock Exchange. Investments in the NU Common Shares Fund ("fund") are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The unit values of the fund was $27.92 and $38.27 on December 31, 2001 and 2000, respectively. The Fidelity Growth and Income Fund, Fidelity Spartan U.S. Equity Index Fund, Fidelity Growth Company Fund, Fidelity Magellan Fund, Morgan Stanley International Equity Fund, Frank Russell Global Balanced Fund, and Lord Abbett Development & Growth Fund asset balances reflect the Plan's share of the fair value of the net assets of those funds. The contract with Aetna is valued at contract value, as described below.

In the Statements of Changes in Net Assets Available for Benefits, the Plan presents the net (depreciation) appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on those investments. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Market Value of Financial Instruments - The carrying value of the notes payable approximates market value as of December 31, 2001 and 2000. Effective April 30, 1996, the Plan replaced the group annuity contracts which had constituted the Fixed Income Fund with a Managed Synthetic Investment Contract, or "wrapper" contract. This contract (issued by Aetna Life Insurance Company, contract MCA-14513) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, that are placed in a trust (with ownership by the Plan), rather than a separate account of the issuer. The wrapper provides that participants can, and must, execute plan transactions at book value, and insures the underlying assets at book value. The market value of the underlying assets and the wrapper at December 31, 2001 was $267,815,751. These assets are managed by PIMCO and Aeltus Investment management. At December 31, 2001, the mark-to-market of the assets in the wrapper contract was $13,957,923, with a book value of $253,857,828. The Fixed Income Fund produced an average yield of 6.70% and 6.64% for the years ended December 31, 2001 and 2000, respectively. The crediting interest rate of the Fixed Income Fund was 6.30% and 6.52% at December 31, 2001 and 2000, respectively.

3. INVESTMENTS

The fair market value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, were as follows:

	2001	2000
Northeast Utilities Common Shares	$ 209,486,277	$ 314,309,028
Aetna Life MCA-14513 Insurance Contract	253,857,828	203,222,268
Fidelity Mount Vernon Street Growth Company Fund	144,534,616	211,290,441
Fidelity Securities Fund Growth and Income Portfolio	135,322,922	160,263,581
Fidelity Magellan Fund	95,166,227	113,358,558
Fidelity Spartan U.S. Equity Index Fund	53,452,535	63,044,953

During 2001, the Plan's investments appreciated (depreciated) in value as follows:

	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2001 fair value:		
Fixed income (contract value)	$ 1	$ 253,857,828
Common stock	(95,236,963)	209,486,277
Mutual funds	(96,841,581)	459,836,875
Loans receivable	-	13,209,754
	$ (192,078,543)	$ 936,390,734

Page 14 of 18

During 2000, the Plan's investments appreciated (depreciated) in value as follows:

	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2000 fair value:		
Fixed income (contract value)	$ 9,311	$ 203,222,268
Common stock	36,086,782	314,309,029
Mutual funds	(85,499,037)	581,287,185
Loans receivable	-	13,727,839
	$ (49,402,944)	$1,112,546,321

4. TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all affected participants will become vested in the accrued balances in their accounts.

5. ADMINISTRATIVE EXPENSES

All expenses, except as set forth below, incurred in the administration of the Plan are paid by the Company. All investment-related expenses of the Plan, and any other expenses of a trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan, are paid by the Plan.

6. TRANSFERS

Transfers from the Yankee 401(k) plan represent participant balances that were transferred from the Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan, to the Plan as a result of NU's acquisition of Yankee Energy System, Inc. on March 1, 2000. These transfers amounted to $413,033 and $47,183,828 for the years ended December 31, 2001 and 2000, respectively. The transfer in 2001 relates to remaining forfeitures.

In 1999, CL&P sold its fossil generating units to NRG Energy, Inc. Funds for related participants were transferred from the Plan to a qualified plan of NRG Energy, Inc. in January 2000 in the amount of $19,565,307.

Transfers (out) in, net includes amounts transferred into the Plan and out of the Plan.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has since been amended and restated. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements. The notes accrue interest at a rate per annum of 8.58% and 8.38%, respectively, on the outstanding principal amounts. The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan. It is intended that the notes will be fully paid as to principal and interest by December 31, 2006; however, the notes have maturity dates of December 1, 2011 and March 1, 2012, respectively. The Plan makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees. Total principal payments made from the Plan amounted to $11,914,320 and $11,796,460 in 2001 and 2000, respectively.

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants' accounts.

9. BENEFITS PAYABLE

The Plan had no participants' benefits payable as of December 31, 2001 or 2000.

10. PARTY-IN-INTEREST

For the year ended December 31, 2001 and 2000, the Plan had investments in 11,140,495 and 12,095,568 shares of common stock of the Company, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $22,250 and $118,082 for the years ended December 31, 2001 and 2000, respectively.

11. PLAN AMENDMENTS

Effective April 1, 2001, the Plan was amended to allow a vested terminated or retired participant to reallocate the investments included in his or her account (excluding any portion of the ESOP contribution account and TRAESOP/PAYSOP account) among the investment funds.

Effective March 1, 2001, the Plan was amended to allow a vested terminated or retired participant to receive a partial distribution or a series of equal partial distributions of not less than $500 if the participant's account has ever exceeded $5,000.

Effective February 15, 2001, the Plan was amended to allow participants to roll over lump-sum distributions from the NUSCO Retirement Plan to the Plan during a 60-day period following the receipt of the distribution.

Effective January 1, 2001, the Plan was amended to change the definition of compensation for non-bargaining unit Yankee employees.

Effective May 1, 2000, the plan was amended to allow previously non-conforming payments to certain Yankee participants that were negotiated prior to the NU and Yankee merger to qualify as 401(k) "compensation".

Effective April 1, 2000, the vesting provisions for non-bargaining unit employees were changed to provide for immediate full vesting of employer contributions.

12. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan adopted the 2001 Economic Growth & Tax Relief Reconciliation Act, which makes certain changes to the Plan including increasing the maximum contribution by an employer to the lesser of 25% of their compensation or $11,000, increases annual compensation limits to $200,000, and provides for the allowance of rollovers from IRAs.

Effective April 1, 2002, the Plan has made thirteen new investment fund options available to participants.

* * * * * *

Schedule I
EIN: 06-0810627
Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY
401 (k) PLAN

SCHEDULE H: ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Number of Shares, Par Value, Units	(e) Cost	(f) Current Value
*	Northeast Utilities	NU Common Shares, $5 par value	11,140,495	$236,526,400	$209,486,277
	Aetna	MCA - 14513 Insurance Contract	253,857,828	253,857,828	253,857,828
*	Fidelity	Securities Fund Growth and Income Portfolio	3,620,196	124,567,325	135,322,922
*	Fidelity	Mount Vernon Street Trust Growth Company Fund	2,715,795	162,823,660	144,534,616
*	Fidelity	Spartan U.S. Equity Index Fund	1,315,269	46,053,376	53,452,535
*	Fidelity	Magellan Fund	913,128	93,586,627	95,166,227
	Frank Russell	Global Balanced Fund	490,926	11,970,933	13,127,373
	Morgan Stanley	International Equity Fund	913,648	16,460,970	14,243,778
	Lord Abbett	Development & Growth	258,718	4,171,280	3,989,424
*	Plan Participants	Loans to Participants		13,209,754	13,209,754
				$963,228,153	$936,390,734

*Indicates party-in-interest.

Page 18 of 18